[Letterhead of Goodwin Procter LLP]

April 20, 2006

Via EDGAR and Federal Express

Ms. Mara L. Ransom

Special Counsel, Office of Mergers and Acquisitions

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-0305

Re:	Arbinet-thexchange, Inc.

PRE 14A

Filed on April 4, 2006

File No. 0-51063

Dear Ms. Ransom:

This letter is submitted on behalf of Arbinet-thexchange, Inc. (the “Issuer” or “Arbinet”) in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) as set forth in your comment letter to the Issuer dated April 13, 2006 (the “Comment Letter”), with respect to the Issuer’s Preliminary Proxy Statement on Schedule 14A, File Number 0-51063 (the “Original Preliminary Proxy Statement”), which was filed with the Commission on April 4, 2006 and the joint Form 8-K Soliciting Material pursuant to Rule 14a-12, which was filed with the Commission on April 4, 2006 (the “Rule 14a-12 Filing”).

Arbinet is concurrently filing via EDGAR its Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”), which includes changes that principally reflect responses to the Staff’s comments. For your convenience, we have enclosed four (4) copies of the Preliminary Proxy Statement, which have been marked to show the changes to the Original Preliminary Proxy Statement.

Set forth below are the Issuer’s responses to the comments made in the Comment Letter. For reference purposes, the text of the comments has been reproduced below and the Issuer’s response follows it. All page references in the Issuer’s response are to the Preliminary Proxy Statement.

Ms. Mara L. Ransom

Securities and Exchange Commission

April 20, 2006

Schedule 14A

General

Comment 1:

We note that you have filed your preliminary proxy materials under the EDGAR header tag of “PRE 14A,” as opposed to the EDGAR header tag of “PREC14A,” which should be utilized for contested solicitations. Please keep this in mind for future reference.

Response 1:

In response to the Staff’s comment the Issuer will file all additional filings under the EDGAR header tag appropriate to a contested solicitation. As you advised us, the Issuer will file its revised Preliminary Proxy Statement under the EDGAR header tag of “PRER14A.”

Introduction, page 1

Comment 2:

You indicate at the bottom of page 1 that Messrs. Mashinsky and Marmon have filed a preliminary proxy statement for the purpose of proposing and soliciting proxies in support of a slate of three nominees, however, based upon the most recent revised preliminary proxy statement (dated April 10, 2006) filed by such persons, it would appear that they are now soliciting proxies in support of a slate of two nominees and are excluding Mr. Lavin. Please revise your materials accordingly.

Response 2:

In response to the Staff’s comment, the Issuer has revised its disclosure on page 1 of the Preliminary Proxy Statement.

Election of a class of directors, page 3

Comment 3:

You indicate here that Mr. Pound was recommended to the Nominating and Corporate Governance Committee based on his business experience, leadership ability and financial background, however, you do not indicate who has recommended Mr. Pound pursuant to Item 7(d)(2)(ii)(J) of Schedule 14A. Please revise.

Ms. Mara L. Ransom

Securities and Exchange Commission

April 20, 2006

Response 3:

In response to the Staff’s comment, the Issuer has revised its disclosure on page 3 of the Preliminary Proxy Statement.

Comment 4:

Further, you refer to Mr. Pound as a “new, independent director…” Clarify what you mean by your reference to “independent.” Is this your definition or is this the definition as applied by the NASD? If this constitutes your definition, briefly define it for readers.

Response 4:

In response to the Staff’s comment, the Issuer has revised its disclosure in the Preliminary Proxy Statement on page 3 to clarify that the reference to “independent” is the definition as applied by the NASD.

Security ownership of certain beneficial owners and management, page 7

Comment 5:

You indicate that Alex Mashinsky, et al. owns 1,506,980 shares of the Company’s common stock, as of March 31, 2006, however, the Schedule 13D filed by this group would appear to reflect a larger number and percentage of shares. Please revise to update this information or explain why these amounts differ.

Response 5:

In response to the Staff’s comment, the Issuer has revised its disclosure on pages 7 and 8 of the Preliminary Proxy Statement by updating the beneficial ownership information to reflect the updated information in the preliminary proxy statement filed by Alex Mashinsky, Robert A Marmon, Governing Dynamics Investments, LLC and Thai Lee with the Commission on April 18, 2006 (the “Mashinsky Proxy”). The Mashinsky Proxy provides that the number of shares held by Alex Mashinsky, Governing Dynamics Investments, LLC, Robert A. Marmon, Thai Lee and Thai Lee 2003 Grat A has increased to a total of 1,687,601 shares. In particular, the Mashinsky Proxy provides that 1,497,091 shares are beneficially owned by Alex Mashinsky and Governing Dynamics Investments, LLC, 90,510 shares are beneficially owned by Robert A. Marmon and 100,000 shares are beneficially owned by Thai Lee. Furthermore, the Issuer has calculated the percentage of shares beneficially owned based upon the number of shares of the Issuer’s common stock outstanding as of April 18, 2006 (25,422,355).

Employment Agreements, page 17

Comment 6:

In your discussion of the employment agreements you have entered into with Messrs. Hockemeier, Roberts, Sach and Eng, consider revising this discussion to address in quantified

Ms. Mara L. Ransom

Securities and Exchange Commission

April 20, 2006

detail the amounts that would be payable in the event the employment of any of these persons were terminated. For example, rather than stating that “certain” of Mr. Hockemeier’s options to purchase shares of your common stock will vest on an accelerated basis, quantify the amount that would be subject to acceleration.

Response 6:

In response to the Staff’s comment, the Issuer has revised its disclosure on pages 17-20 to quantify the amounts payable in the event the employment of Messrs. Hockemeier, Roberts, Sach and/or Eng was terminated.

Soliciting Material pursuant to Rule 14a-12 filed April 4, 2006

Comment 7:

Please characterize consistently each statement or assertion of opinion or belief as such, and ensure that a reasonable basis for each opinion or belief exists. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis, with a view towards disclosure by submitting a Schedule 14A that has been annotated with support for each of the assertion made. For example, you indicate here that the Arbinet Board believes that stockholders’ interests are best served by the election of the Board’s director nominees because of, inter alia, “the dissident’s past record at Arbinet.” Please revise to remove this statement or characterize it as your belief and provide proper support.

Response 7:

Arbinet hereby provides the following supplemental support for the statement in Arbinet’s April 4, 2006 press release (the “Press Release”) that one factor considered by Arbinet’s Board of Directors (the “Board”) in reaching its decision that stockholders’ interests are best served by election of the Board’s director nominees was “the dissidents’ past record at Arbinet”:

First, while at Arbinet, Mr. Mashinsky repeatedly failed to execute a strategic business plan and this is one reason why he is no longer employed by the Company. The article “Bandwidth Merchant” by Rob Guth, from The Industry Standard (the “Article”), attached hereto as Exhibit A, contains numerous support from Mr. Mashinsky and others of his troubles while managing the Company. For example, “‘[W]hen Mashinsky arrived in China, he received an ultimatum from his own company’s management team: Relinquish control of Arbinet immediately, or watch the company die. What we sent him was a desperate request,’ says Jean Louis Bravard, then president of Arbinet. ‘We wanted to insulate the company from Alex’s ability to destroy things.’ Mashinsky, who had spent his whole life solving tough problems, was forced to recognize he had become one himself.” The Article further states “‘The feedback from potential investors was they would not invest so long as Alex kept control,’ Bravard says. ‘They thought the vision [was] outstanding, but how you execute it is another story…We had to stop everything we were doing and save the company,’ Mashinsky said. ‘I realized the fact that I’m my own biggest obstacle.’” The Board shares the views expressed about Mr. Mashinsky’s management skills set forth in the Article and it is consistent with their experience and supports their statement in the Press Release.

Additionally, during a deposition of Mr. Marmon dated April 25, 2005 involving litigation against the Company (the “Marmon Deposition”), excerpts of which are attached hereto as Exhibit B, Mr. Marmon made the following statement about Mr. Mashinsky under oath “He’s a scoundrel…[H]e tried to take back the stock that my partners and I owned. He failed to disclose to the new investors back in the year 1999 that my partners and I even existed, even though it was well-documented, and so I’m not sure if it was deceitful. It was certainly a memory lapse because the documents were there. And I think the big surprise is when we came out of the woodwork and introduced ourselves to the investors…. “ See the Marmon Deposition page 40. The Board believes the statements by Mr. Mashinky’s now partner concerning Mr. Mashinsky’s actions while he was an officer and director of Arbinet further support the statement contained in the Press Release.

As regards Mr. Marmon, despite his contentions otherwise, the Company’s records do not reflect that Mr. Marmon was ever an officer of Arbinet or any predecessor entity. Additionally, the Company does not have a favorable view of Mr. Marmon’s performance for the Company as a consultant, and in fact, Mr. Mashinsky terminated Mr. Marmon’s services as a consultant to the Company. Since such termination, Mr. Marmon has been involved in numerous actual or threatened litigation involving the Company, which the Board believes was frivolous and self serving. The Board believes that the above raise issues concerning Mr. Marmon’s ability to exercise his fiduciary obligations as a director, and support the statement set forth in the Press Release.

The Issuer is not aware of any other statements or assertions of opinion or belief made in the Preliminary Proxy Statement and the 14a-12 Filing that are not clearly delineated as such or that require additional support.

*        *        *        *        *

Ms. Mara L. Ransom

Securities and Exchange Commission

April 20, 2006

If you have any inquiries or wish to have a discussion regarding the Issuer’s proxy disclosure, please contact the undersigned at (617) 570-1633.

Very truly yours,

/s/ Joseph L. Johnson III

Joseph L. Johnson III

Enclosures

cc:	J. Curt Hockemeier

John J. Roberts

Chi K. Eng

Arbinet-thexchange, Inc.

Exhibit A

“Bandwidth Merchant”

by Rob Guth

from

The Industry Standard

Bandwidth Merchant?

By Rob Guth

Issue Date: Jan 25 1999

The story of Alex Mashinsky, founder of Arbinet, is an object lesson in how hard it is to turn a great vision into reality.

While in Asia on business early last year, Alex Mashinsky got a serious wake-up call. The founder of New York-based Arbinet Communications was wowing industry officials with his vision of how capacity on telephone networks would someday be bought and sold like oil and pork bellies. He told them Arbinet would become an online commodities exchange for digital communications.

But when Mashinsky arrived in China, he received an ultimatum from his own company’s management team: Relinquish control of Arbinet immediately, or watch the company die.

“What we sent him was a desperate request,” says Jean Louis Bravard, then president of Arbinet. “We wanted to insulate the company from Alex’s ability to destroy things.” Mashinsky, who had spent his whole life solving tough problems, was forced to recognize he had become one himself.

A Russian emigre who shuns alcohol and cycles across Manhattan every day, Mashinsky figured out early on that telecommunications was adopting the same economics that govern commodities. With no outside investment, the 33-year-old tapped an obsessive work ethic and a pitchman’s flair to quickly build a profitable company with $4 million in revenues, making telephony equipment and reselling long-distance service. He became a telecom wunderkind, tutoring curious investment bankers, management consultants and industry officials on an endless stream of schemes to profit from telecommunications. Although he was not the only person to dream up the idea of a telecom commodities clearinghouse, Mashinsky was one of its first evangelists and easily the most vocal.

But his career demonstrates that the creative energy and personal drive needed to pioneer new ideas can spin out of control without clear management. After Bravard’s ultimatum arrived, Mashinsky had to scramble for cash to save the company. And while they rebuilt Arbinet, other companies pounced on the commodity-exchange idea. Some of the competition had been inspired by Mashinsky’s pitch.

“People heard Alex’s story once, said ‘Thank you,’ left the room and then went to work on it themselves,” says an industry official who asked not to be named. “Bill Gates was not explaining to everybody what he was going to do with DOS—he just did it. Keeping your mouth shut can be a very good strategy.”

Chastened, the affable Mashinsky says, “I solved the puzzle. I just didn’t know how complicated it would be.”

Born in Ukraine, Mashinsky moved to Israel as a child. In his teens he began buying confiscated goods from customs auctions at Tel Aviv’s Ben Gurion airport. He bought hairdryers, VCRs, pens, electrostatic paper and anything he could snatch up with borrowed money, resold them and pocketed a tidy profit.

Visitors to his family home in the Israeli city of Ashkelon say the place is a Rube Goldberg assemblage of energy-saving gadgets ginned up by Mashinsky’s father Boris, such as solar panels that heat rainwater to supply the family bath, which then drains outside to water the lawn. It was years before the elder Mashinsky realized that diluted bath soap was killing his trees.

Always tinkering, the younger Mashinsky liked to tap into public phone lines until Israel’s national telco threatened to shut off his family’s telephone service. He flitted through three universities, never finishing a degree in electrical engineering, served his requisite time in the Israeli army and then struck out to find the promised land, his own global company.

Three years, 40 countries and many short-lived schemes later, Mashinsky arrived in New York with little more than a bag of clothes. He settled into a modest Manhattan apartment and spent his days roaming the stacks of the New York Public Library, poring through magazines and watching cable television in search of inspiration.

He tried importing urea from Russia, selling Indonesian gold to Switzerland and brokering poisonous sodium cyanide excavated in China for use by gold miners in the U.S. The cyanide business collapsed in 1989 as Mashinsky watched the Tiananmen Square crackdown on CNN.

“I saw this guy standing in front of a tank and I asked the bartender what was going on,” Mashinsky says. “My big deal went through the floor.” Mashinsky pressed on, eventually moving into a partnership building voice-mail systems. It gave him an entree into telecommunications and he was soon reselling long-distance service. As business grew, Mashinsky’s company expanded into telephone switches built from PCs—inexpensive alternatives to the proprietary switches used by most carriers. Mashinsky became the company’s traveling salesman. The company’s revenues approached $4 million by 1996 and it had a growing customer list. In November of that year, it won a big switch deal with one of ATT ‘s units in Japan.

Meanwhile, Mashinsky’s clearinghouse idea gradually took shape. Deregulation and competition, combined with technological advances, are eroding the telecom industry’s traditional pricing regimes. At the same time, the unbridled growth of the Internet provides both a meeting place and a delivery mechanism for bandwidth buyers and sellers. Mashinsky saw that, despite a global surplus in network capacity, many young telcos were plowing big money into new networks. He realized that instead of building high-capacity networks for the few times a year that they face high-volume traffic, carriers would be better off building modest networks and buying extra capacity when demand spikes.

Mashinsky pitched the idea to his customers at AT&T in Japan, but they weren’t interested. Simon Clayton-Mitchell, a product marketing director at AT&T and Arbinet’s contact at the time, says that, although they discussed the concept, Mashinsky never presented a specific proposal for a clearinghouse.

“Alex had the vision before a lot of people, but he couldn’t deliver,” Clayton-Mitchell says.

In July 1997, Mashinsky called on Christopher Hartnett, the founder of USA Global Link , a Fairfield, Iowa-based pioneer in discount telephone service.

Mashinsky explained that with Arbinet’s vision and USA Global Link’s resources, the companies could build the world’s first clearinghouse. Hartnett, a gem trader and former member of the Chicago Mercantile Exchange, also hoped to merge commodities trading with telecommunications. At a meeting at Hartnett’s home in the Netherlands, near Maastricht, the two shook hands on a plan for USA Global Link to buy Arbinet for $43 million.

But Mashinsky, emboldened by the deal, returned to Hartnett demanding more money—according to people familiar with the talks, upwards of $70 million. The two argued, and soon Mashinsky was back where he started.

USA Global Link was wooing AT&T for investment at that time and Tom Evslin, then an AT&T VP, got a peek at the plans for the clearinghouse discussed by Mashinsky and Hartnett. USA Global Link, according to documents sent to Evslin, was building the “first global clearinghouse for telecom and commercial services,” from which the company expected “potential revenues to be significant.”

Soon after, Evslin left AT&T to start ITXC, a clearinghouse designed for Internet telephony companies. “Evslin picked up the business plan and went out and made his own company,” Hartnett says. Evslin won’t comment on his time at AT&T and says ITXC was inspired by “a couple of streams that came together” in 1997.

Meanwhile, in London, a bandwidth exchange called Band-X started up. Four months later, in Tokyo, AT&T’s Clayton-Mitchell and a colleague scratched out plans for the telecom giant’s clearinghouse over Starbucks lattes. A year later, AT&T CEO Michael Armstrong would unveil his company’s Global Clearing House, based on the Asian group’s plan. Sensing an opportunity in November 1997, Houston-based energy giant Enron dispatched six researchers to study Arbinet’s clearinghouse plan.

Undeterred by the competition, Mashinsky landed a brief spot on CNN Financial Network where he boldly predicted little Arbinet would have sales of $3 billion by 2001.

But back at Arbinet, reality proved less inspiring. Mashinsky’s creativity provided an endless stream of new ideas that he loved to strut for interested audiences. But while Mashinsky traveled and talked, promising initiatives at the company—like Internet telephony—were lost because of a lack of focus. In addition, says Bravard, Arbinet’s former president, “Clients were extremely frustrated by the gap between Alex’s talk and the reality.” Arbinet couldn’t keep up with the ideas as quickly as Mashinsky could spin them out.

Arbinet’s clearinghouse was gaining attention but was still wishful thinking, while its bread-and-butter switch business missed ambitious delivery dates. The company plunged into the red.

With customers holding payment, Bravard searched for emergency financing. His past career at J.P. Morgan turned up good leads at blue-chip Wall Street firms, but the bankers saw through the visionary.

“The feedback from potential investors was they would not invest so long as Alex kept control,” Bravard says. They thought “the vision [was] outstanding, but how you execute it is another story.”

With Wall Street spooked and Mashinsky on an extended trip to Asia, Bravard and his team made their ultimatum. Mashinsky rushed home from China and fired Arbinet’s management for trying to “steal the company.” A week later, he temporarily rehired them.

“We had to stop everything we were doing and save the company,” Mashinsky said. “I realized the fact that I’m my own biggest obstacle.”

By May, Mashinsky convinced private investors and some friends in the telecom business to pony up a total of $5.9 million. He also opened the doors to a new management team. In came AT&T veteran Rachelle Rees McCarthy as COO, along with a small roster of managers and staff from AT&T and Dun & Bradstreet.

Arbinet spun off a division, trimmed its staff, and in the nine months to September had revenues of $11 million. The clearinghouse has become the main focus now, and staffers say Rees McCarthy has added needed control and focus. Mashinsky now leaves the details to his new COO.

“Rachelle brought a lot of structure to the office and she covers the holes we were missing,” says Mijat Nenezic, a five-year veteran of Arbinet who is now VP. “She’s a good match-up to Alex—he watches what he says now.”

In Arbinet’s cramped Manhattan office, which pulsates to the rhythms of a disco below, Mashinsky is keeping the faith. On a recent evening, Mashinsky stood by a monitor attached to a mishmash of PCs and fiber optic lines he calls the Arbinet Global Clearing Network. A Hong Kong carrier’s name flashes on the screen and shows that 44.15 minutes of telephone time have just been sold to a carrier in New York.

Mashinsky says that the network enables carriers to set parameters for the buying and selling of telephone minutes, such as quality of service, time of day and, of course, price. Some competitors argue that Mashinsky is doing little more than reselling minutes, already an established business. Mashinsky acknowledges the AGCN’s current limitations, but says he’ll start trading bandwidth early this year. Arbinet is also working on a Web interface to enable buyers and sellers to use AGCN in real time.

“It struck me as a sort of technical dream or nightmare—complete chaos and fantastic bits of equipment,” says Marcus de Ferranti, cofounder of Band-X, after seeing Arbinet’s facility for the first time.

Though still nascent, systems like Arbinet’s could eventually enable large network users to bid on an exchange for capacity when they need it, or sell capacity when they have excess. Through forward contracts, carriers and corporations would be able to lock in a price for future bandwidth while spot transactions could satisfy immediate needs. The clearinghouse or exchange, meanwhile, would earn a fee on every transaction.

There are doubters. Boston Consulting Group concluded in a recent study that, among other characteristics, bandwidth in the U.S. lacks the price volatility to sustain a thriving exchange. “Bandwidth will not be traded as a commodity any time soon,” says Bill Cornog, manager at Boston Consulting’s Dallas office.

What if Mashinsky’s telecom dreams ultimately fail? He has other, even more ambitious plans. He wants to tap recent advances in genetics to commercialize “body transplants.” Companies of the future will be able to “give an old person a new body—keep the head, keep the spine and re-create the rest,” he predicts. “That’ll be my next assignment.”

Rob Guth writes for the IDG News Service in Tokyo.

Exhibit B

Excerpts from the Deposition of Robert A. Marmon, dated April 25, 2005

1	IN THE UNITED STATES DISTRICT COURT
2	SOUTHERN DISTRICT OF NEW YORK
3	- - -
4	OCTANE CAPITAL FUND I, L.P. :
AND AMERINDO TECHNOLOGY :
5	GROWTH FUND II, INC. :
:
6	vs. : CASE NO.
: 04CIV9959
7	ARBINET-THEXCHANGE, INC. : (JSR)
8
- - -
9
Merion Station, Pennsylvania
10	Thursday, April 21, 2005
11	- - -
12
13	Videotape deposition of ROBERT
14	A. MARMON, taken pursuant to notice, at
15	the home of Robert A. Marmon, 339 North
16	Latches Lane, on the above date,
17	beginning at approximately 10:00 a.m.,
18	before Cynthia A. Whyte, Registered
19	Professional Reporter and Notary Public.
20	- - -
21
22
23	ELLEN GRAUER COURT REPORTING, CO., LLC.
133 East 58th Street, Suite 1201
24	New York, New York
212-750-6434
25	Ref: 77104

1	APPEARANCES:
2	SALVATORE J. GRAZIANO, ESQUIRE
Milberg Weiss
3	One Pennsylvania Plaza
New York, NY 10119
4	(212) 594-5300
5	Counsel for Plaintiff
6
DEBORAH S. BIRNBACH, ESQUIRE
7	Goodwin Procter LLP
Exchange Place
8	Boston, MA 02109
(617) 570-1000
9
Counsel for Defendant
10
11	ALSO PRESENT: Mitch Berger,
Videographer
12
13
- - -
14
15
16
17
18
19
20
21
22
23
24	(INDEX at end of transcript.)
25

1	VIDEO TECHNICIAN: We are now
2	on the record. This is the videotape
3	deposition of Robert A. Marmon taken by
4	the plaintiff in the case of Octane
5	Capital Fund, et al., versus
6	Arbinet-Thexchange filed in the U.S.
7	District Court for the District of
8	Delaware, Civil Action No. 04-CIV-9759.
9	Counsel for the plaintiff is
10	Salvatore J. Graziano, Esquire. Counsel
11	for the defendant is Deborah S. Birnbach,
12	Esquire.
13	This deposition is being held
14	at 339 North Latches Lane, Merion
15	Station, Pennsylvania, on Thursday, April
16	21, 2005.
17	My name is Mitch Berger, and
18	I’m the video specialist from Ellen Grauer
19	Court Reporting in New York City. The
20	court reporter is Cindy Whyte, also from
21	Grauer, and she will now swear in the
22	witness.
23	ROBERT A. MARMON, having been
24	duly sworn, was examined and testified as
25	follows:

1	A. Absolutely.
2	Q. Did you believe that he was someone
3	who you considered to be brilliant?
4	A. He is absolutely brilliant.
5	Q. Did you admire him?
6	A. Absolutely. I still do. He’s a
7	scoundrel, but I still admire him.
8	Q. Why do you say he’s a scoundrel?
9	A. Well, he tried -- he tried to take
10	back the stock that my partners and I owned.
11	He failed to disclose to the new investors
12	back in the year 1999 that my partners and I
13	even existed, even though it was
14	well-documented, and so I’m not sure if it was
15	deceitful. It was certainly a memory lapse
16	because the documents were there. And I think
17	the big surprise is when we came out of the
18	woodwork and introduced ourselves to the
19	investors in the year 1999, 2000.
20	On the other hand, they didn’t do
21	their due diligence because if they had, they
22	would have figured out we were out there.
23	So he, like anybody else, acted in
24	his own best interest when it is in his own
25	best interest to do so.

1	I have read the foregoing
2	transcript of my deposition given on
3	Thursday, April 21, 2005, and it is true,
4	correct and complete to the best of my
5	knowledge, recollection and belief except
6	for the corrections noted hereon and/or the
7	list of corrections, if any, attached on a
8	separate sheet herewith.
9
10
11
12
13

14
15	ROBERT A. MARMON
16
17
18
19	Subscribed and sworn before
20	me this ____ day of __________, 2005
21
22
23
24
25

1	I HEREBY CERTIFY that the
2	proceedings and evidence are contained fully
3	and accurately in the stenographic notes
4	taken by me upon the foregoing matter on
5	Thursday, April 21, 2005, and that this is a
6	correct transcript of same.
7
8
9
10
11
12
13	Cynthia A. Whyte
14
15
16
17	(The foregoing certification of this
18	transcript does not apply to any reproduction
19	of the same by any means, unless under the
20	direct control and/or supervision of the
21	certifying reporter.)
22
23
24
25